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                                                                    Exhibit 23.2


               Consent of Independent Certified Public Accountant

We consent to incorporation by reference in the registration statement of Oregon Trail Ethanol Coalition, LLC on Post-effective Amendment Number 1 for Form SB-2 relating to the prospectus and proposed sale to the public of membership units of Oregon Trail Ethanol Coalition, LLC of our report dated January 31, 2003, relating to the balance sheets of Oregon Trail Ethanol Coalition, LLC (a development stage limited liability company) as of December 31, 2002 and 2001 and the related statements of operations, members' equity (deficit), and cash flows for the year ended December 31, 2002, and the periods August 16, 2001 (inception) through December 31, 2002 and 2001.


                                           /s/ BKD, LLP

Omaha, Nebraska
March 25, 2003